12 Chrysler Unit C

Irvine, CA 92618

March 10, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MARWYNN HOLDINGS, INC.

Registration Statement on Form S-1 (File No. 333-284245)

Request for Acceleration of Effective Date

Requested Date: March 11, 2025

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of its Registration Statement on Form S-1, as amended, (File No. 333-284245) be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on March 11, 2025, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our counsel John P. Yung of Lewis Brisbois Bisgaard & Smith LLP at 916.646.8288.

Very Truly Yours,
MARWYNN HOLDINGS, INC.

By:	/s/ Yin Yan
Name:	Yin Yan
Title:	Chief Executive Officer